1(404) 815-2227 reypascual@paulhastings.com	74133.00053

April 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:  Tia L. Jenkins

Re:	ExamWorks Group, Inc.
Registration Statement on Form S-4
Filed April 4, 2012
File No.: 333-180549

Ladies and Gentlemen;

On behalf of our client, ExamWorks Group, Inc. (“ExamWorks” or the “Company”), we refer you to the registration statement on Form S-4 (File No. 333-180549) filed by ExamWorks with the Securities and Exchange Commission (the “Commission”) on April 4, 2012 (the “Registration Statement”).  ExamWorks is filing this letter in response to comments received from the staff of the Commission (the “Staff”) by letter dated April 18, 2012 with respect to the Registration Statement. The Registration Statement incorporates certain of ExamWorks’ public filings by reference, including ExamWorks’ Form 8-K filed on April 4, 2012 (the “8-K”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. These responses are made on behalf of the Company.

 Form S-4 filed on April 4, 2012

Incorporation by Reference, page 77

Current Report on Form 8-K filed on April 4, 2012

1.
We note that you combined the financial information of the parent company with its guarantor subsidiaries on the basis that the parent company financial information is not deemed material. The Rule 3-10(f) of Regulation S-X requirement to separately present the parent company financial information partly serves to provide financial information in sufficient detail to allow investors to determine the assets, results of operations and cash flows of each of the consolidating groups. Please revise to separately present the financial information of the parent company apart from the guarantor subsidiaries.

U.S. Securities and Exchange Commission
April 24, 2012

As discussed with the Staff, the Company plans to amend the 8-K to separately present the parent company financial information.  Attached hereto as Exhibit A is the Company’s proposed revised Note 14 to the financial statements contained in the 8-K which implements the separate presentation of the parent company financial information.

2.
It appears you have presented the alternative disclosure allowed by paragraph 1 to Rule 3-10(f) of Regulation S-X for 2009. If so, please confirm and also revise Note 14 to provide all disclosures required by paragraph 1 including the disclosure, if true, that the parent company has no independent assets or operations.

As discussed with the Staff, the Company (the issuer of the outstanding 9% Senior Unsecured Notes Due 2019) was formed in June 2010 to implement a holding company organizational structure and was therefore not in existence in 2009.  Additionally, the Company did not have any foreign subsidiaries until June 2010, when it entered the Canadian market through two acquisitions.  As a result, the income statement and cash flows for the year ended December 31, 2009 consisted of only the guarantor subsidiaries and therefore is not presented separately in the 8-K.  As discussed with the Staff, the Company plans to amend the 8-K to provide these clarifying details.  Attached hereto as Exhibit A is the Company’s proposed revised Note 14 which includes such information.

****************

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the responses contained in this letter as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascual

Reinaldo Pascual
of PAUL HASTINGS LLP

RP:mr

cc:	J. Miguel Fernandez de Castro, ExamWorks Group, Inc.
Brian McAllister, SEC
John Archfield, SEC

U.S. Securities and Exchange Commission
April 24, 2012

Exhibit A

(14)         Condensed Consolidating Financial Information of Guarantor Subsidiaries

The Company has outstanding certain indebtedness that is guaranteed by all of its U.S. subsidiaries. However, the indebtedness is not guaranteed by the Company’s foreign subsidiaries. The guarantor subsidiaries are wholly owned and the guarantees are made on a joint and several basis and are full and unconditional. Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes that such information would not be material to investors. However, condensed consolidating financial information as of and for the years ended December 31, 2010 and 2011 is presented below. The Company (issuer of the Senior Unsecured Notes) was formed in June 2010 to implement a holding company organizational structure and was therefore not in existence in 2009. As a result, all operating activities are conducted through the Company’s wholly-owned subsidiaries. Additionally, the Company did not have any foreign subsidiaries until June 2010, when it entered the Canadian market through two acquisitions. As a result, the income statement and cash flows for the year ended December 31, 2009 consisted of only the guarantor subsidiaries and therefore is not presented separately below.

Condensed Consolidating Statement of Operations for the year ended December 31, 2011
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidated Totals

Revenues	$298,056	$99,804	$—	$397,860
Costs and expenses:
Costs of revenues	203,651	58,591	—	262,242
Selling, general and administrative expenses	55,139	28,994	—	84,133
Depreciation and amortization	34,081	13,358	—	47,439
Total costs and expenses	292,871	100,943	—	393,814
Income (loss) from operations	5,185	(1,139)	—	4,046
Interest and other expenses, net	14,148	2,313	—	16,461
Loss before income taxes	(8,963)	(3,452)	—	(12,415)
Provision (benefit) for income taxes	(5,331)	1,249	—	(4,082)
Net loss	$(3,632)	$(4,701)	$—	$(8,333)

Condensed Consolidating Statement of Operations for the year ended December 31, 2010
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidated Totals

Revenues	$147,917	$15,594	$—	$163,511
Costs and expenses:
Costs of revenues	94,238	9,368	—	103,606
Selling, general and administrative expenses	34,789	2,900	—	37,689
Depreciation and amortization	17,044	2,461	—	19,505
Total costs and expenses	146,071	14,729	—	160,800
Income from operations	1,846	865	—	2,711
Interest and other expenses, net	10,034	1,199	—	11,233
Loss before income taxes	(8,188)	(334)	—	(8,522)
Provision (benefit) for income taxes	(2,538)	54	—	(2,484)
Net loss	$(5,650)	$(388)	$—	$(6,038)

Condensed Consolidating Balance Sheet as of December 31, 2011
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidation and Elimination Entries	Consolidated Totals
Assets
Current assets:
Cash and cash equivalents	$6,044	$2,372	$—	$—	$8,416
Accounts receivable, net	44,690	99,351	—	—	144,041
Other receivables	26	14	—	—	40
Prepaid expenses	2,694	1,793	—	—	4,487
Deferred tax assets	1,373	267	—	—	1,640
Other current assets	14	1,159	—	—	1,173
Total current assets	54,841	104,956	—	—	159,797
Property, equipment and leasehold improvements, net	7,745	1,173	—	—	8,918
Goodwill	240,252	60,008	—	—	300,260
Intangible assets, net	84,833	61,335	—	—	146,168
Deferred tax assets, noncurrent	—	1,913	—	(1,913)	—
Deferred financing costs, net	—	—	11,458	—	11,458
Other assets	438	—	—	—	438
Total assets	$388,109	$229,385	$11,458	$(1,913)	$627,039
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$16,728	$25,914	$—	$—	$42,642
Accrued expenses	4,272	24,138	—	—	28,410
Accrued interest expense	—	3,236	7,011	—	10,247
Deferred revenue	192	1,140	—	—	1,332
Current portion of subordinated unsecured notes payable	1,932	—	—	—	1,932
Current portion of contingent earnout obligation	91	—	—	—	91
Other current liabilities	2,925	2,534	—	—	5,459
Total current liabilities	26,140	56,962	7,011	—	90,113
Senior unsecured notes payable	—	—	250,000	—	250,000
Senior revolving credit facility and working capital facilities	—	39,063	5,000	—	44,063
Long-term subordinated unsecured notes payable, less current portion	717	—	—	—	717
Long-term contingent earnout obligation, less current portion	86	—	—	—	86
Deferred tax liability, noncurrent	4,072	—	—	(1,913)	2,159
Other long-term liabilities	1,691	286	—	—	1,977
Total liabilities	32,706	96,311	262,011	(1,913)	389,115
Commitments and contingencies
Stockholders’ equity (1)	355,403	133,074	(250,553)	—	237,924
Total liabilities and stockholders' equity	$388,109	$229,385	$11,458	$(1,913)	$627,039

(1) Includes intercompany investments in subsidiaries.

Condensed Consolidating Balance Sheet as of December 31, 2010
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidation and Elimination Entries	Consolidated Totals
Assets
Current assets:
Cash and cash equivalents	$31,192	$2,432	$—	$—	$33,624
Accounts receivable, net	19,271	19,367	—	—	38,638
Other receivables	48	(15)	—	—	33
Prepaid expenses	1,586	589	—	—	2,175
Deferred tax assets	14	54	—	—	68
Other current assets	42	—	—	—	42
Total current assets	52,153	22,427	—	—	74,580
Property, equipment and leasehold improvements, net	4,712	158	—	—	4,870
Goodwill	67,676	22,906	—	—	90,582
Intangible assets, net	50,844	16,070	—	—	66,914
Deferred tax assets, noncurrent	5,448	2,221	—	—	7,669
Deferred financing costs, net	—	—	4,176	—	4,176
Other assets	271	—	—	—	271
Total assets	$181,104	$63,782	$4,176	$—	$249,062
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,376	$5,623	$—	$—	$19,999
Accrued expenses	4,907	4,507	—	—	9,414
Accrued interest expense	—	1,079	(1,079)	—	—
Deferred revenue	159	113	—	—	272
Current portion of subordinated unsecured notes payable	2,312	—	—	—	2,312
Current portion of contingent earnout obligation	2,478	—	—	—	2,478
Other current liabilities	1,344	1,761	—	—	3,105
Total current liabilities	25,576	13,083	(1,079)	—	37,580
Senior revolving credit facility and working capital facilities	—	4,998	—	—	4,998
Long-term subordinated unsecured notes payable, less current portion	2,546	—	—	—	2,546
Long-term contingent earnout obligation, less current portion	2,032	—	—	—	2,032
Other long-term liabilities	1,666	—	—	—	1,666
Total liabilities	31,820	18,081	(1,079)	—	48,822
Commitments and contingencies
Stockholders’ equity (1)	149,284	45,701	5,255	—	200,240
Total liabilities and stockholders' equity	$181,104	$63,782	$4,176	$—	$249,062

(1) Includes intercompany investments in subsidiaries.

Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2011
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidated Totals

Net cash provided by operating activities	$33,994	$5,549	$—	$39,543
Investing activities:
Cash paid for acquisitions, net	(320,496)	(1,752)	—	(322,248)
Purchases of equipment and leasehold improvements, net	(6,048)	(808)	—	(6,856)
Working capital and other settlements for acquisitions	(5,007)	(1,703)	—	(6,710)
Net cash used in investing activities	(331,551)	(4,263)	—	(335,814)
Financing activities:
Borrowings under credit facilities	—	—	278,000	278,000
Borrowings under senior unsecured notes payable	—	—	250,000	250,000
Net borrowings under working capital facilities	37,145	(1,524)	—	35,621
Proceeds from the exercise of options and warrants	—	—	2,292	2,292
Repayment of subordinated unsecured notes payable	(2,421)	—	—	(2,421)
Purchases of stock for treasury	—	—	(9,421)	(9,421)
Payment of deferred financing costs	—	—	(9,746)	(9,746)
Repayment under credit facilities	—	—	(273,000)	(273,000)
Intercompany investments and other	237,685	—	(238,125)	(440)
Net cash provided by (used in) financing activities	272,409	(1,524)	—	270,885
Exchange rate impact on cash and cash equivalents	—	178	—	178
Net decrease in cash and cash equivalents	(25,148)	(60)	—	(25,208)
Cash and cash equivalents, beginning of year	31,192	2,432	—	33,624
Cash and cash equivalents, end of year	$6,044	$2,372	$—	$8,416

Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2010
(In thousands)

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	ExamWorks Group, Inc. (Parent Corporation)	Consolidated Totals

Net cash provided by operating activities	$14,565	$3,738	$—	$18,303
Investing activities:
Cash paid for acquisitions, net	(115,331)	106	—	(115,225)
Purchases of equipment and leasehold improvements, net	(1,728)	(2)	—	(1,730)
Working capital and other settlements for acquisitions	418	—	—	418
Net cash provided by (used in) investing activities	(116,641)	104	—	(116,537)
Financing activities:
Borrowings under credit facilities	—	—	67,315	67,315
Net borrowings (repayments) under working capital facilities	6,447	(1,450)	—	4,997
Excess tax benefit related to share-based compensation	—	—	974	974
Proceeds from the exercise of options and warrants	—	—	703	703
Issuance of preferred stock, net	—	—	32,421	32,421
Issuance of common stock, net	—	—	136,660	136,660
Repayments of related party notes	(3,500)	—	—	(3,500)
Repayment of subordinated unsecured notes payable	(2,167)	—	—	(2,167)
Purchases of stock for treasury	—	—	—	—
Payment of deferred financing costs	—	—	(6,534)	(6,534)
Repayment under credit facilities	—	—	(100,550)	(100,550)
Intercompany investments and other	130,989	—	(130,989)	—
Net cash provided by (used in) financing activities	131,769	(1,450)	—	130,319
Exchange rate impact on cash and cash equivalents	—	40	—	40
Net increase in cash and cash equivalents	29,693	2,432	—	32,125
Cash and cash equivalents, beginning of year	1,499	—	—	1,499
Cash and cash equivalents, end of year	$31,192	$2,432	$—	$33,624